 Ex. 99.28(d)(18)(xiii)

Amendment to

Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Dimensional Fund Advisors LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Dimensional Fund Advisors LP, a Delaware limited partnership and investment adviser registered as such under the Investment Advisers Act of 1940, as amended (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of the 13th day of September, 2021 wherein the December 1, 2012 Agreement, as amended, was incorporated by reference, and thereafter amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust, (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved sub-advisory fee changes for the JNL/DFA U.S. Small Cap Fund, effective March 1, 2022.

Whereas, the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the above-referenced Fund, effective March 1, 2022.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated March 1, 2022, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect, in accordance with its terms.

3)	Each of the Parties represents and warrants to the other that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective March 1, 2022.

Jackson National Asset Management, LLC		Dimensional Fund Advisors LP by Dimensional Holdings Inc., its general partner
By:	/s/ Mark D. Nerud
		By:	/s/ Carolyn O
Name:	Mark D. Nerud	Name:	Carolyn O
Title:	President and CEO	Title:	Vice President

Schedule B

Dated March 1, 2022

(Compensation)

JNL/DFA International Core Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.20%
Amounts over $100 Million	0.17%

JNL/DFA U.S. Core Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.12%
$100 Million to $1 Billion	0.10%
Amounts over $1 Billion	0.08%

JNL/DFA U.S. Small Cap Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.25%
Amounts over $100 Million	0.22%

B-1